650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 11, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation
Registration Statement on Form S-1
Registration No. 333-184317

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity”), we are supplementally providing certain information requested by staff (the “Staff”) of the Securities and Exchange Commission during a telephone conference call held on December 10, 2012 among members of the Staff and representatives of SolarCity, Ernst & Young LLP, Wilson Sonsini Goodrich & Rosati and Skadden, Arps, Slate, Meagher & Flom LLP, relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-184317) (the “Registration Statement”). We are also providing certain proposed additional disclosure to the Registration Statement that we would expect to include in an Amendment No. 4 to the Registration Statement to be filed on December 11, 2012.

1.	Risk Factors — “If the Internal Revenue Service or the U.S. Treasury Department makes additional determinations…,” page 16

Consistent with our discussion with the Staff, we intend to revise the above-noted risk factor on page 16 to include the following disclosure:

“If the U.S. Treasury Department establishes similar guidance for all residential solar energy systems placed in service in California and Arizona by us on or after October 1, 2012, based on the number of such systems that we plan to put in service prior to December 31, 2012 and assuming that we contributed all such systems to our investment funds at the old guidelines and that we do not reallocate any systems to funds that claim Federal ITCs instead of U.S. Treasury grants, our investment funds would have a shortfall of approximately $4.2 million with respect to the quarter ending December 31, 2012. Of such amount, we would be obligated to repay approximately $2.6 million to investors in these funds and we would absorb a shortfall of approximately $1.6 million in grants that we would have retained.”

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

December 11, 2012

2.	MD&A – Critical Accounting Policies and Estimates – Deferred U.S. Treasury Department Grant Proceeds, page 61

Consistent with our discussion with the Staff, we intend to revise the above-noted section on page 61 to include the following disclosure:

“If the U.S. Treasury Department establishes similar guidance for all residential solar energy systems placed in service in California and Arizona by us on or after October 1, 2012, based on the number of such systems that we plan to put in service prior to December 31, 2012 and assuming that we contributed all such systems to our investment funds at the old guidelines and that we do not reallocate any systems to funds that claim Federal ITCs instead of U.S. Treasury grants, our investment funds would have a shortfall of approximately $4.2 million with respect to the quarter ending December 31, 2012. Of such amount, we would be obligated to repay approximately $2.6 million to investors in these funds and we would absorb a shortfall of approximately $1.6 million in grants that we would have retained.”

3.	MD&A – Liquidity and Capital Resources – Financing Activities, page 89

Consistent with our discussion with the Staff, we intend to revise the above-noted section on page 89 to include the following disclosure:

“On December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000 and if other investment funds are similarly notified we may be required to true-up those funds. See “– Critical Accounting Policies and Estimates – Deferred U.S. Treasury Department Grant Proceeds.””

4.	Use of Proceeds, page 38

We supplementally confirm to the Staff that SolarCity would use cash on hand and not use any of the proceeds from the initial public offering to satisfy these potential true-up obligations to our fund investors referenced in the new disclosure set forth above.

5.	Note 12 — Solar Investment Funds, page F-34

In response to the Staff’s inquiry regarding the consolidated financial statement impact of the Treasury grant shortfalls related to some of our investment funds, we note that we currently disclose on page 61 the following:

“For the joint venture investment funds where we are contractually obligated to reimburse investors for reductions in anticipated grants receivable, we record amounts we expect to pay the investors as distributions payable to noncontrolling interests in the consolidated balance sheet, and any impact to the consolidated statement of operations, which is determined using the HLBV method, is reflected in the net income or loss attributable to noncontrolling interests line item.”

We supplementally advise the Staff that this statement refers to situations where we are contractually required to make cash payments to investors to make the investor whole for any Treasury grant shortfalls and not situations where we are required to contribute assets to an investment fund. In contractual arrangements where we are required to contribute additional assets the investor is able to recover any shortfall from the future economic benefits related to income generated by the additional

Securities and Exchange Commission

December 11, 2012

assets contributed. We further advise the Staff that we have disclosed on page F-34 that through September 30, 2012 we have returned $4.2 million and accrued an additional $0.1 million in distributions payable to noncontrolling interests at September 30, 2012 for payments we are obligated to make to the investors for the Treasury grant shortfalls in their investment funds (for clarity, we note that the $4.2 million referenced in this paragraph is different from the $4.2 million referenced in Responses 1 and 2 above).

We further advise the Staff that in one fund, which is discussed in Note 12 on page F-34, we are required to contribute cash to the fund that will be used by the fund to purchase solar energy systems from us or we may contribute assets to the fund. In this particular fund, the liquidation provisions which form the basis of our HLBV calculation to determine the noncontrolling interests balance require that upon liquidation, the assets of the fund will be deemed to be sold and any gain realized from the sale of the assets allocated to members capital accounts, maintained on a tax basis, in accordance with the contractual provisions of the fund. The net assets would then be distributed to the members based on the resulting capital account balances after allocation of the gains or losses on liquidation. The HLBV methodology assumes that the amounts realized upon the sale of the assets would be the book value of the assets. Recording the capital contributions receivable in the fund would not create any gains or losses upon liquidation, because the contributions received would equal the book value. This capital contribution would therefore not have any effect on the amounts that would be distributable to the noncontrolling interest upon liquidation of the fund. The accounting entries to be recorded by the Company and the fund to reflect the capital call would be as follows:

Entries by the fund

Dr: Capital contributions receivable

Cr: Member capital account – SolarCity Corporation

Entries by SolarCity Corporation

Dr: Investment in the fund

Cr: Capital contributions payable

On consolidation, the above accounting entries would eliminate. Therefore the future capital call would not have any impact on the consolidated financial statements as of September 30, 2012.

We note that upon contribution of assets by the Company to the fund, no gain or loss would be realized since the assets would be contributed and recorded at a carry-over basis. The tax basis of the assets would however be affected by any tax depreciation claimable, which would impact the tax capital accounts of the members and because the tax capital accounts form the starting point of the HLBV calculations in this fund, the calculated net income or loss attributable to the noncontrolling interests and the noncontrolling interests balance would be impacted.

Securities and Exchange Commission

December 11, 2012

Additionally, if the Company contributes cash to the fund, upon the fund buying solar energy systems from the Company using the cash contributed, the assets would be transferred and recorded by the fund at the Company’s carry-over basis. Since the fund would have paid for the assets at market value a loss would be realized which, together with any tax basis impact as mentioned in the preceding paragraph, would affect the capital accounts of the members upon liquidation. Consequently the noncontrolling interest balance for this fund would be adjusted at the next reporting date for this loss, and hence the net income or loss attributable to the noncontrolling interests would also record this loss to the noncontrolling interest and benefit to the Company’s common stockholders. Depreciation and other activity with these assets would also adjust the noncontrolling interest in future periods.

We further advise the Staff that we intend to revise the current final sentence of Note 12 on page F-34 to clarify that the capital call would have no impact on the consolidated financial statements as of September 30, 2012, and we also intend to add the following sentence as the new final sentence in Note 12:

“In future periods when the solar energy systems are contributed or sold by the Company to the fund, the noncontrolling interests balance and income or loss attributable to noncontrolling interests would reflect the impact of the contribution or sale.”

6.	Note 21 – Commitments and Contingencies, page F-51

In response to the Staff’s inquiry regarding the potential maximum exposure for guarantees we have made to an investor to ensure the investor achieves a contractual minimum internal rate of return, we refer the Staff to our prior response to Comment 61 in our response letter dated June 21, 2012. In that response, we noted that the potential maximum future payments that we could make under these various guarantees is dependent in part on whether we buy out the investor at the end of five years, as is allowed under the contractual agreements. If we do not buy out the investor then the amounts we could pay will depend on if and when the funds are dissolved. The contractual provisions of these funds state that these funds have an indefinite term unless dissolved by the members. As we discussed in our prior response to Comment 61, for example, assuming that we bought out the investor’s stake in the three funds at the end of five years, and that the funds had stopped making any distributions to the investor after March 31, 2012, then we would have paid the investor $13.8 million in the aggregate for all three funds to ensure it attains the minimum internal rate of return. This estimate increases to $22.3 million with the same assumptions except that the funds are assumed to liquidate after 10 years. This amount would be higher if the funds continued in operation for even longer periods. We supplementally advise the Staff that the maximum amount payable to the investor, assuming the three investment funds are liquidated on September 30, 2012, would be $7.2 million. This is the amount reported in noncontrolling interest for these funds as of September 30, 2012.

As we have discussed, it is difficult to estimate the maximum amounts payable without knowing the timing and amounts of distributions to the investors, if and when we will buy out the investor’s equity stake in the funds, and if we do not buy the investor’s stake, the timing of the liquidation of the funds, the life of the fund which is otherwise indefinite, cash flows from customers, costs to maintain the systems and renewals of leases or other cash flows from the systems after the conclusion of the current leases.

Securities and Exchange Commission

December 11, 2012

We further advise the Staff that we intend to revise the second sentence under the subheading “Indemnification and Guaranteed Returns” in Note 21 on page F-51 to clarify that payments to the investors as a result of reductions in Treasury grants were not probable based on the facts known as of September 30, 2012.

7.	Note 23 – Subsequent Events, page F-56

We advise the Staff that we intend to add the following disclosure to the end of the Subsequent Events footnote on page F-56:

“The Company and its fund investors claim U.S. Treasury grants in amounts based on the fair market value of its solar energy systems. Although the Company has obtained independent appraisals to support the fair market values it reports for claiming U.S. Treasury grants, the U.S. Treasury Department can review these fair market values. On December 5, 2012, the U.S. Treasury Department notified one of the Company’s investment funds that it had established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. The new guidelines communicated are $6.00 per watt in California and $5.00 per watt in Arizona. Prior to this change, the Company had been reimbursed at $6.87 per watt in California and $6.20 per watt in Arizona. As a result of this updated guidance, the Company will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000.”

8.	Accounting impact of potential grant shortfalls

In response to Staff’s comment regarding the accounting impact of the potential shortfall estimated at approximately $4.2 million referenced in Responses 1 and 2 above, we advise the Staff that the accounting impact we would record upon receipt of notification from the Treasury would be as follows:

i)	Approximately $1.6 million of the shortfall would have been grants received and retained by the Company. Because we record grants only upon approval by the Treasury, this amount does not have any impact on our accounting prior to the fourth quarter of 2012;

ii)	Approximately $0.2 million of the shortfall relates to a fund in which we are required to contribute assets or cash to enable the fund to purchase solar energy systems from the Company to ensure that the investors recover any grant shortfalls in future periods, as explained in the discussion of Note 21 above. The future capital call would have no immediate impact on the consolidated financial statements. The noncontrolling interests balance and the income or loss attributable to noncontrolling interests would however be affected in future periods when the fund acquires solar energy systems from the Company;

iii)	As regards approximately $1.9 million that is payable to investors in joint venture funds to cover the grant shortfall, we will make distributions to the investors and record

Securities and Exchange Commission

December 11, 2012

distributions payable to the noncontrolling interests for these amounts. At the same time, we will rerun the HLBV calculations and determine the resulting noncontrolling interests balance and income or loss attributable to the noncontrolling interests at December 31, 2012.

iv)	As regards approximately $0.4 million that is payable to investors in a lease pass through investment fund, all amounts drawn from these investors are recorded as a liability until distributions are completed. Accordingly, we will reduce the lease pass-through obligation upon making a payment to these investors later in the fourth quarter of 2012.

v)	As regards approximately $0.1 million relating to a sale leaseback fund, since the entire gain on the sale leaseback transaction has been deferred and recorded under other liabilities, such amount has already been presented as a liability. We will reduce other liabilities upon the payment of the investor shortfall. There would be some income statement impact but that would be immaterial.

* * * * *

Securities and Exchange Commission

December 11, 2012

Please direct any questions with respect to this letter or the Registration Statement to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP